Consent of Independent Registered Public Accounting Firm
The Board of Directors
Livent Corporation:
We consent to the incorporation by reference in the registration statement (No. 333-227776) on Form S-8 of Livent Corporation of our report dated February 28, 2019, with respect to the consolidated and combined balance sheets of Livent Corporation as of December 31, 2018 and 2017, the related consolidated and combined statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated and combined financial statements), which report appears in the December 31, 2018 annual report on Form 10-K of Livent Corporation.
/s/ KPMG LLP
Philadelphia, Pennsylvania
February 28, 2019